Exhibit (a)(1)(C)

Email Communication to Eligible Employees, dated February 7, 2007

     Attached you will find the details of a stock option exchange program (Exchange Offer – Certain Outstanding Options for New Options and Election Form). A cornerstone of LogicVision’s success has been employee retention and motivation. Accordingly, since substantially all of your outstanding options have exercise prices that are significantly higher than the current market price of our common stock, we felt it appropriate to offer this exchange program.

     Please carefully read the documents and instructions attached to this email. The Election Form must be returned as indicated in the enclosed materials to Bruce M. Jaffe, so that it is received before 5:00 p.m., U.S. Eastern Time, on March 8, 2007 (or a later expiration date if we extend the offer).

     We will be organizing an informational meeting to discuss the stock option exchange program with our employees. Details on the actual meeting date and time will be forthcoming. I encourage everyone to take advantage of this session so you can make an informed decision regarding your participation in the program.

     If you have any questions about the offer, please contact Bruce M. Jaffe at (408) 453-0146 or by email at optionexchange@logicvision.com.